[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 21, 2015

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	The Cushing MLP Infrastructure Master Fund (File No. 811-23069)

Dear Ms. White:

Thank you for your telephonic comments, received September 4, 2015, regarding Post-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-2 of The Cushing MLP Infrastructure Master Fund (the “Fund”), filed on September 1, 2015 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Post-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show changes made since the filing of the Amendment.

Comment 1: The Fund includes an 80% test that applies to investments in MLPs or infrastructure. Given the Fund's name, please revise the 80% test so that is applies to investments in infrastructure MLPs or modify the Fund's name.

Response 1: Since the inception of The Cushing MLP Infrastructure Fund I (“Feeder Fund I”) (which is now a “feeder fund” investing substantially all of its assets in the Fund and whose investment objective, policies and parameters were adopted by the Fund as the “master fund” in the master/feeder structure), Feeder Fund I has invested substantially all of its assets in companies operating in the infrastructure sector.  A significant portion of these investments, and a focus of the Fund’s investment strategy, are infrastructure companies that are structured as master limited partnerships (“MLPs”).  Therefore, to indicate this investment in infrastructure MLPs and other infrastructure companies, Feeder Fund I adopted a name that included the words “MLP Infrastructure.”   Upon the conversion of Feeder Fund I to a master/feeder structure and the inception of the Fund, the Fund adopted the same name and investment policies as Feeder Fund I. The Fund respectfully submits that in light of its policies to invest in infrastructure MLPs and other infrastructure companies, its name complies with Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35d-1 thereunder.

However, in response to the foregoing comment and to eliminate any ambiguity regarding the types of MLPs in which the Fund invests, the Fund has revised disclosure

Securities and Exchange Commission
October 21, 2015

in the Registration Statement to clarify that the MLPs in which the Fund invests operate in the infrastructure sector and therefore qualify as “infrastructure MLPs.”

Finally, the Fund respectfully submits that requiring a change to the Fund’s name would impose costs on shareholders without  a corresponding benefit to current or prospective investors.  In adopting Rule 35d-1, the SEC sought to address “certain investment company names that are likely to mislead an investor about a company's investment emphasis.”  The Fund notes that structural features of the Fund, the feeder funds and their respective offerings minimize the risk of investor confusion as a result of the Fund’s name. The only investors in the Fund are the feeder funds and the only investors in the feeder funds are sophisticated investors who qualify as “accredited investors” pursuant to Regulation D under the Securities Act of 1933.  In connection with an investment in a feeder fund, each investor must enter into a subscription agreement pursuant to which the investor acknowledges and agrees that the investor has received, read carefully and understands the feeder fund’s offering memorandum and that the feeder fund has made available to the investor the opportunity to ask questions of and receive answers from the feeder fund or any of its principals concerning the terms and conditions of the offering described in the feeder fund’s offering memorandum.  Therefore, no investor would be investing in any feeder fund without a full understanding of the Fund’s investment policies, including the Fund’s policies with respect to investment in infrastructure MLPs and other infrastructure companies.

Comment 2: Revise the disclosure regarding mandatory tender offers to state that the Fund may impose mandatory tenders in accordance with Rule 23c-2 under the Investment Company Act of 1940.

Response 21: The Fund has revised disclosure as requested.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris